Exhibit A

Grant Thornton LLP
666 Third Avenue, 13th Floor
New York, NY 10017-4011

March 27, 2008

Mr. Lawrence G. Schafran, Chairman
Audit Committee of the Board of Directors
Tarragon Corporation
423 W. 55th Street — 12th Floor
New York, NY 10019

Ladies and Gentlemen:

In connection with our audit of Tarragon Corporation and subsidiaries (the “Company”) financial statements as of December 31, 2007 and for the year then ended and the Company's internal control over financial reporting (hereinafter referred to as “internal control”) as of December 31, 2007, the standards established by the United States Public Company Accounting Oversight Board (“PCAOB standards”) require that we advise you of the following internal control matters identified during our audit.

Our responsibilities
Our responsibility, as prescribed by PCAOB standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud, and whether effective internal control was maintained in all material respects (i.e., whether material weaknesses exist as of the date specified in management's assessment). The audit is not designed to detect control deficiencies that, individually or in combination, are less severe than a material weakness. However, we are responsible for communicating to management and the audit committee (hereinafter referred to as “those charged with governance”) significant deficiencies and material weaknesses in internal control identified during the audit. We are also responsible for communicating to management control deficiencies that are of a lesser magnitude than a significant deficiency and inform those charged with governance when such a communication has been made.

Definitions related to internal control deficiencies
A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting (also referred to as those charged with governance).

Mr Lawrence G. Schafran, Chairman	Page 2	March 27, 2008

Identified deficiencies in internal control
We identified the following internal control matters as of the date of this letter.

Material weaknesses
We believe the following identified control deficiency constitutes material weaknesses in internal control.

•
Insufficient financial reporting personnel.  As discussed during the 2006 audit, the Company has an inadequate depth of personnel with an appropriate level of accounting experience and training in the application of accounting principles generally accepted in the United States of America (“US GAAP”) consistent with the level and complexity of the Company's operations.  This material weakness was not remediated during the year ended December 31, 2007.  The Company's financial and accounting organization is not adequate to support its financial reporting requirements.  Additionally, the financial and accounting organization is too dependent on a few key personnel.  Furthermore, there is not sufficient depth of personnel and a sufficient complement of personnel with an appropriate level of accounting experience and training in the application of US GAAP consistent with the level and complexity of the Company's operations.  This resulted in the following:

	•	audit adjustments related to the Company's impairment analysis;
	•	audit adjustments related to errors in the Company’s Indicated Outcome Report “IOR” homebuilding budget preparation as of December 2007; and
	•	audit adjustments related to the Statement of Cash Flows

Significant deficiencies
We consider the following identified control deficiencies to be significant deficiencies in internal control.

•
Security Access Rights.  During our audit, we identified certain individuals with active (editable) access to IORs, who did not appear to have a need for this access based on their position and role within the Company.  This access specifically related to executive assistants (non-financial reporting personnel).  This access is deemed greater than a deficiency due to the significance of the IOR which is used by the Company to record the financial results of the projects.  Inappropriate access could result in errors in the financial statements that are more than inconsequential.

•
Failure to identify unique contractual arrangement for contractor bonus.  At December 31, 2007, the Company failed to identify a unique contractual arrangement relating to contractor bonuses for services performed at 1000 Jefferson (Block 99) prior to December 31, 2007.  This control failure resulted in an understatement of inventory and accounts payable of $2.0 million at December 31, 2007.

Mr Lawrence G. Schafran, Chairman	Page 3	March 27, 2008

Deficiencies
We will communicate to management certain control deficiencies that are of a lesser magnitude than a significant deficiency.

This communication is intended solely for the information and use of management, those charged with governance and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

GRANT THORNTON LLP

/s/ Grant Thornton LLP